02049981

02 SEP 13 9:47

Press Release

Continental AG setting up Joint Venture with Moscow Tyre Plant

Moscow/Hanover, 10. September 2002. Continental AG, Hanover, and the Moscow Tyre Plant (MTP), Moscow, today signed an agreement establishing a joint venture. According to the agreement, MTP will make part of its site available for the construction of a modern tire production facility. The new company, of which Continental holds a majority share, will produce car and light truck tires.

Over a period of three years, Continental will be investing about 30 million euros in several in the joint venture. This investment and the transfer of know-how will make it possible to produce roughly 1.5 million high-quality tires annually after the start-up of production in autumn 2003. Output is scheduled to be increased to 3.4 million tires by 2006. The company is planning the production of Continental and Barum branded tires for the local market.

At the signing ceremony with Vladimir Ezhov, Director of the Moscow Tyre Plant, Dr. Hans-Joachim Nikolin, Member of the Executive Board of Continental AG, stressed that with the joint venture, Continental has taken a major step in developing the rapidly growing market in Russia. "Continental is one of the first tire manufacturer with global operations that is undertaking its own production in Russia", voiced Nikolin. The city of Moscow with roughly 51 percent is the largest shareholder of MTP, which has a very central location in the Taganskaja district of Moscow.

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Continental
Aktiengesellschaft
Corporate Communications

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Continental is already a leading importer in the upper segment of the Russian tire market. There is a strong demand here for replacement tires for western medium-class and premium cars despite the high customs duties and taxes, which increase the price of imported tires by over 70 percent. The subsidiary Barum, located in the Czech Republic, supplies the Russian vehicle marque Lada with about 300,000 tires for original equipment, some of these will be provided from the new joint venture in the future.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com